SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

(Name of the Issuer)

Turquoise Hill Resources Ltd.

Rio Tinto plc

Rio Tinto International Holdings Limited

7999674 Canada Inc.

46117 Yukon Inc.

535630 Yukon Inc.

(Names of Persons Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

900435108

(CUSIP Number of Class of Securities)

Dustin Isaacs Turquoise Hill Resources Ltd. Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada, +1 514-848-1567	Steven Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom +44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Alex Moore Blake, Cassels & Graydon LLP 199 Bay St., Suite 4000 Toronto, Ontario M5L 1A9 +1 416-863-2400	Steve Malas Norton Rose Fulbright Canada LLP 1 Place Ville Marie Montreal, Quebec H3B 1R1 +1 514-847-4747	Shea Small McCarthy Tétrault LLP Box 48, Suite 5300 TD Bank Tower Toronto, Ontario M5K 1E6 +1 416-362-1812	Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1 212-558-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of Yukon, Canada and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Turquoise Hill” or the “Corporation”); (ii) Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (the “Parent”); (iii) Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH” or the “Purchaser”); (iv) 7999674 Canada Inc., a company incorporated under the federal laws of Canada (“7999674 Inc.”); (v) 46117 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“46117 Inc.”); and (vi) 535630 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“535630 Inc.” and, together with the Parent, the Purchaser, 7999674 Inc. and 46117 Inc., the “Rio Tinto Filers”).

On September 5, 2022 the Corporation, the Purchaser and the Parent entered into an Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which provides for, among other things, the acquisition by the Purchaser, a wholly owned subsidiary of the Parent, of all of the issued and outstanding Shares of the Corporation that the Parent or its affiliates do not directly or indirectly own (the “Minority Shares”) through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon) (“YBCA”), pursuant to which the Corporation would become an indirectly wholly owned subsidiary of the Parent (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the Corporation’s shareholders has been called for November 1, 2022 (the “Meeting”) to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). Capitalized terms used but not expressly defined in this Schedule 13E-3 are given the respective meanings given to them in the Circular.

The Circular is being provided to the Corporation’s shareholders (the “Shareholders”) pursuant to applicable Canadian law. In order to become effective, the Arrangement must be approved by (i) at least two-thirds (66 2⁄3%) of the votes cast by Shareholders present or represented by proxy at the Meeting, voting as a single class, and (ii) a simple majority (more than 50%) of the votes cast by Shareholders present or represented by proxy at the Meeting, excluding, for the purposes of (ii), the votes attached to the Excluded Shares and the Shares held by any other Shareholders required to be excluded under MI 61-101.

Under the terms of the Plan of Arrangement, each outstanding Share, other than (i) Shares beneficially owned by the Purchaser, the Parent or any of their respective affiliates and (ii) Shares with respect to which a Shareholder has duly and validly exercised Dissent Rights, shall, without any further action by or on behalf of a holder of such Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for C$43.00 in cash for each Share held.

The Arrangement remains subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, including the approval and adoption of the Arrangement Resolution by the Shareholders and the grant of the Final Order by the Supreme Court of Yukon approving the Arrangement.

The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the location in the Circular of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Circular, including all appendices thereto, is incorporated herein by reference, in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Circular and the appendices thereto.

A special committee of the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) consisting entirely of independent directors (the “Special Committee”), conducted, with the assistance of its financial and legal advisors, a review of the Corporation’s operations and financing needs and alternatives available to the Corporation and obtained an independent valuation of the Shares. Following this process, and after careful consideration, the Special Committee unanimously determined that the Arrangement is in the best interests of the Corporation and fair to the holders of Minority Shares (the “Minority Shareholders”) and unanimously recommended that the Board of Directors determine that the Arrangement is in the best interests of the Corporation and fair to Minority Shareholders and that the Minority Shareholders vote in favor of the Arrangement Resolution.

On the unanimous recommendation of the Special Committee, the Board, with Alfred P. Grigg and Stephen Jones (being the two directors on the Board employed by the Parent) having recused themselves, unanimously determined that the Arrangement is in the best interests of the Corporation and fair to Minority Shareholders and recommended that the Minority Shareholders vote in favor of the Arrangement.

All information concerning the Corporation contained in, or incorporated by reference into this Schedule 13E-3 and the Circular was supplied by the Corporation. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Circular was supplied by such Filing Person. No Filing Person, including the Corporation, is responsible for the accuracy or completeness of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Circular under following captions is incorporated herein by reference:

“Summary of Arrangement”

“Questions and Answers About the Meeting and the Arrangement”

Item 2. Subject Company Information

(a) Name and Address.

The name of the subject company is Turquoise Hill Resources Ltd. The address and telephone number of the subject company’s principal executive offices are as follows:

1 Place Ville Marie, Suite 3680

Montreal, QC

Canada

H3B 3P2

(514) 848-1567

The information set forth in the Circular under the caption “Information Concerning Turquoise Hill – General” is incorporated herein by reference.

(b) Securities.

The subject class of equity securities is common shares, no par value, of the Corporation. The information set forth in the Circular under following captions is incorporated herein by reference:

“Information Concerning the Meeting and Voting – Voting Shares”

“The Arrangement”

“The Arrangement – Shareholder Approval of the Arrangement”

“Information Concerning Turquoise Hill – Description of Share Capital”

(c) Trading Market and Price. The information set forth in the Circular under the following captions in incorporated herein by reference

“Special Factors – Certain Effects of the Arrangement”

“Information Concerning Turquoise Hill – Trading in Shares”

“Arrangement Agreement – Covenants – TSX and NYSE Delisting”

“Certain Legal Matters – Securities Law Matters – Stock Exchange Delisting and Reporting Issuer Status”

“Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Taxable Canadian Property”

(d) Dividends. The information set forth in the Circular under the caption “Information Concerning Turquoise Hill – Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings.

Not applicable.

(f) Prior Stock Purchases. The information set forth in the Circular under the caption “Information Concerning Turquoise Hill – Previous Purchases and Sales” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

Turquoise Hill Resources Ltd. is the subject company. The name, business address, present principal occupation or employment, material occupations or employment in the past five years, and citizenship of each director and executive officer of Turquoise Hill Resources Ltd. are set forth in Schedule A hereto and are incorporated by reference herein. During the last five years, none of Turquoise Hill Resources Ltd. nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7999674 Inc. is a wholly owned subsidiary of the Parent and is not engaged in any activities except for the holding of Shares. 46117 Inc. is a wholly owned subsidiary of the Parent and is not engaged in any activities except for the holding of Shares. 535630 Inc. is a wholly owned subsidiary of the Parent and is not engaged in any activities except for the holding of Shares. The principal executive office of 7999674 Inc. is located at 400-1190 Ave. Des Canadiens-De-Montreal, Montreal, H3B 0E3, Canada. The telephone number of 7999674 Inc.’s head office is 514-848-8000. The principal executive office of 46117 Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The telephone number of 46117 Inc.’s head office is 514-848-8000. The principal executive office of 535630 Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The telephone number of 535630 Inc.’s head office is 514-848-8000. The telephone number of the Parent’s head office is +44 20 7781 2000. The telephone number of the Purchaser’s head office is +61 3 9283 3333.

The name, business address, present principal occupation or employment, material occupations or employment in the past five years, and citizenship of each of the executive officers and directors of each of the Rio Tinto Filers are set forth in Schedule B hereto and are incorporated by reference herein. During the last five years, none of the Rio Tinto Filers nor, to the best of their knowledge, any of the persons listed in Schedule B hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Parties to the Arrangement – Turquoise Hill”

“Summary of Arrangement – Parties to the Arrangement – Rio Tinto plc and the Purchaser”

“Information Concerning the Purchaser and Rio Tinto plc”

“Information Concerning Turquoise Hill – General”

“Information Concerning Turquoise Hill – Ownership of Securities”

“Information Concerning Turquoise Hill – Executive Officers and Directors”

Item 4. Terms of the Transaction

(a)(1) Tender Offers.

Not applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of Arrangement – Summary of the Arrangement”

“Summary of Arrangement – Purpose of the Meeting”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Rio Tinto’s Purpose and Reasons for the Arrangement”

“Summary of Arrangement – Required Shareholder Approvals”

“Summary of Arrangement – MI 61-101 Requirements”

“Summary of Arrangement – Procedural Safeguards for Shareholders”

“Summary of Arrangement – Certain Canadian Federal Income Tax Considerations”

“Summary of Arrangement – Certain United States Federal Income Tax Considerations”

“Special Factors – Background to the Arrangement”

“Special Factors – Turquoise Hill’s Purposes and Reasons for the Arrangement”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Consideration Payable to Minority Shareholders”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Procedural Safeguards and Fairness”

“Special Factors – Recommendation of the Special Committee”

“Special Factors – Recommendation of the Board”

“Special Factors – Formal Valuation and TD Fairness Opinion”

“Special Factors – Fairness Opinions of BMO Capital Markets”

“Special Factors – Rio Tinto’s Purposes and Reasons for the Arrangement”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

“Special Factors – Certain Effects of the Arrangement”

“Information Concerning the Meeting and Voting – Voting Shares”

“The Arrangement – Overview”

“The Arrangement – Shareholder Approval of the Arrangement”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Payment of Consideration”

“The Arrangement – Accounting Treatment of the Arrangement”

“Arrangement Agreement – Covenants –TSX and NYSE Delisting”

“Information Concerning Turquoise Hill – Ownership of Securities – Situation Following the Completion of the Arrangement”

“Risk Factors – Risks Related to the Arrangement – Rights of Former Minority Shareholders after the Arrangement”

“Risk Factors – Risks Related to the Arrangement – The Resulting Tax Payable by Most Shareholders”

“Certain Canadian Federal Income Tax Considerations”

“Certain United States Federal Income Tax Considerations”

(c) Different Terms. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Rio Tinto’s Purpose and Reasons for the Arrangement”

“Summary of Arrangement – Position of Rio Tinto as to the Fairness of the Arrangement”

“Summary of Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Special Factors – Certain Effects of the Arrangement – Benefits of the Arrangement for Directors and Executive Officers of the Corporation”

“The Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Information Concerning the Purchaser and Rio Tinto plc”

“Risk Factors – Risks Related to the Arrangement – Interests of Certain Persons in the Arrangement”

(d) Appraisal Rights. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Turquoise Hill Special Meeting of Shareholders”

“Summary of Arrangement – Implementation of the Arrangement”

“Summary of Arrangement – Dissent Rights”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Procedural Safeguards and Fairness”

“The Arrangement – Implementation of the Arrangement”

“Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders of Shares”

“Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”

“Certain United States Federal Income Tax Considerations – Consequences to Dissenting U.S. Shareholders”

“Dissenting Shareholders’ Rights”

“Appendix E: Interim Order”

“Appendix G: Section 193 of the Business Corporations Act (Yukon)”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Arrangements between Turquoise Hill and Security Holders”

“Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Information Concerning Turquoise Hill – Previous Purchases and Sales”

“The Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

(b) – (c) Significant Corporate Events; Negotiations or Contacts The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Summary of Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“The Arrangement – Intentions of Directors and Executive Officers”

“The Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement – Employment Arrangements”

“Appendix B: Plan of Arrangement Under Section 195 of the Business Corporations Act (Yukon)”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Circular Statement under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Summary of Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“The Arrangement – Intentions of Directors and Executive Officers”

“The Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Appendix B: Plan of Arrangement Under Section 195 of the Business Corporations Act (Yukon)”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement”

“Summary of Arrangement – Rio Tinto’s Purpose and Reasons for the Arrangement”

“Special Factors – Certain Effects of the Arrangement – Benefits of the Arrangement for Rio Tinto”

“Special Factors – Certain Effects of the Arrangement – Detriments of the Arrangement for Rio Tinto”

“The Arrangement – Implementation of the Arrangement”

“Certain Legal Matters – Implementation of the Arrangement and Timing”

(c)(1) – (8) Plans. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Stock Exchange Delisting and Reporting Issuer Status”

“Special Factors – Certain Effects of the Arrangement”

“The Arrangement – Arrangements between Turquoise Hill and Security Holders”

“Arrangement Agreement – Covenants – TSX and NYSE Delisting”

“Arrangement Agreement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Information Concerning Turquoise Hill – Material Changes in the Affairs of the Corporation”

“Risk Factors – Risks Related to the Arrangement – Interests of Certain Persons in the Arrangement”

“Certain Legal Matters – Securities Law Matters – Stock Exchange Delisting and Reporting Issuer Status”

“Appendix B: Plan of Arrangement Under Section 195 of the Business Corporations Act (Yukon)”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Rio Tinto’s Purpose and Reasons for the Arrangement”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Turquoise Hill’s Purposes and Reasons for the Arrangement”

“Special Factors – Rio Tinto’s Purposes and Reasons for the Arrangement”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

(b) Alternatives. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Reasons for the Recommendation”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Limited Alternatives for Sale to Third Parties”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Procedural Safeguards and Fairness”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Key Risks and Countervailing Factors Inherent in the Arrangement”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

(c) Reasons. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Board”

“Summary of Arrangement – Reasons for Recommendation”

“Summary of Arrangement – Rio Tinto’s Purpose and Reasons for the Arrangement”

“Summary of Arrangement – Position of Rio Tinto as to the Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Turquoise Hill’s Purposes and Reasons for the Arrangement”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement”

“Special Factors – Recommendation of the Special Committee”

“Special Factors – Recommendation of the Board”

“Special Factors – Rio Tinto’s Purposes and Reasons for the Arrangement”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

(d) Effects. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement”

“Summary of Arrangement – Summary of the Arrangement”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Rio Tinto’s Purpose and Reasons for the Arrangement”

“Summary of Arrangement – Position of Rio Tinto as to the Fairness of the Arrangement”

“Summary of Arrangement – Implementation of the Arrangement”

“Summary of Arrangement – Certain Canadian Federal Income Tax Considerations”

“Summary of Arrangement – Certain United States Federal Income Tax Considerations”

“Summary of Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Summary of Arrangement – Stock Exchange Delisting and Reporting Issuer Status”

“Special Factors – Certain Effects of the Arrangement”

“The Arrangement – Implementation of the Arrangement”

“The Arrangement – Payment of Consideration”

“The Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Information Concerning Turquoise Hill – Ownership of Securities – Situation Following the Completion of the Arrangement”

“Arrangement Agreement – Covenants – TSX and NYSE Delisting”

“Certain Legal Matters – Securities Law Matters – Stock Exchange Delisting and Reporting Issuer Status”

“Risk Factors – Risks Related to the Arrangement – Rights of Former Minority Shareholders after the Arrangement”

“Risk Factors – Risks Related to the Arrangement – The Resulting Tax Payable by Most Shareholders”

“Certain Canadian Federal Income Tax Considerations”

“Certain United States Federal Income Tax Consideration”

“Appendix B: Plan of Arrangement under Section 195 of the Business Corporations Act (Yukon)”

Item 8. Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Position of Rio Tinto as to the Fairness of the Arrangement”

“Special Factors – Background to the Arrangement”

“Special Factors – Recommendation of the Special Committee”

“Special Factors – Recommendation of the Board”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement”

“Special Factors – Formal Valuation and TD Fairness Opinion”

“Special Factors – Fairness Opinions of BMO Capital Markets”

“Special Factors – Turquoise Hill’s Purposes and Reasons for the Arrangement”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

“Appendix C: Formal Valuation and Fairness Opinion of TD Securities Inc.”

“Appendix D: Fairness Opinions of BMO Nesbitt Burns Inc.”

(c) Approval of Security Holders. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of Arrangement – Purpose of the Meeting”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Position of Rio Tinto as to the Fairness of the Arrangement”

“Summary of Arrangement – Required Shareholder Approvals”

“Summary of Arrangement – MI 61-101 Requirements”

“Summary of Arrangement – Procedural Safeguards for Shareholders”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Procedural Safeguards and Fairness”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

“The Arrangement – Shareholder Approval of the Arrangement”

“Certain Legal Matters – Securities Law Matters – Application of MI 61-101”

“Certain Legal Matters – Securities Law Matters – Minority Approval”

(d) Unaffiliated Representative. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Arrangement”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Procedural Safeguards and Fairness”

“The Arrangement – Arrangements between Turquoise Hill and Security Holders”

“Provisions for Unaffiliated Shareholders”

(e) Approval of Directors. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Recommendation of the Board”

“Summary of Arrangement – Recommendation of the Special Committee”

“Special Factors – Recommendation of the Board”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Recommendation of the Special Committee”

“Special Factors – Turquoise Hill’s Purposes and Reasons for the Arrangement”

“The Arrangement – Interest of Certain Persons in the Arrangement; Benefits from the Arrangement”

“Risk Factors – Risks Related to the Arrangement – Interests of Certain Persons in the Arrangement”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Questions and Answers About the Meeting and the Arrangement – Questions Relating to the Arrangement”

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Board”

“Summary of Arrangement – Reasons for the Recommendation”

“Summary of Arrangement – Formal Valuation and Fairness Opinions”

“Special Factors – Background to the Arrangement”

“Special Factors – Formal Valuation and TD Fairness Opinion”

“Special Factors – Fairness Opinions of BMO Capital Markets”

“Certain Legal Matters – Securities Law Matters – Formal Valuation”

“Information Concerning Turquoise Hill – Additional Information”

“Consent of TD Securities Inc.”

“Consent of BMO Nesbitt Burns Inc.”

“Appendix C: Formal Valuation and Fairness Opinion of TD Securities Inc.”

“Appendix D: Fairness Opinions of BMO Nesbitt Burns Inc.”

Item 10. Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions. The information set forth in the Circular under the caption “The Arrangement – Sources of Funds for the Arrangement” is incorporated herein by reference.

(c) Expenses. The information set forth in the Circular under the following captions is incorporated herein by reference:

“The Arrangement – Expenses of the Arrangement”

“Arrangement Agreement – Expense Reimbursement – Costs and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Meeting and Voting – Principal Shareholders”

“The Arrangement – Shareholder Approval of the Arrangement”

“Information Concerning Turquoise Hill – Ownership of Securities”

(b) Securities Transactions. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Turquoise Hill – Previous Purchases and Sales”

“Information Concerning Turquoise Hill – Previous Distributions”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Voting Agreements”

“The Arrangement – Voting Agreements”

“The Arrangement – Intentions of Directors and Executive Officers”

(e) Recommendation of Others. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Summary of Arrangement – Recommendation of the Special Committee”

“Summary of Arrangement – Recommendation of the Board”

“Summary of Arrangement – Position of Rio Tinto as to the Fairness of the Arrangement”

“Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement”

“Special Factors – Recommendation of the Special Committee”

“Special Factors – Recommendation of the Board”

“Special Factors – Position of Rio Tinto as to the Fairness of the Arrangement”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning Turquoise Hill – Selected Historical Financial Information”

“Information Concerning Turquoise Hill – Net Book Value”

“Information Concerning Turquoise Hill – Additional Information”

(b) Pro Forma Information. Not applicable.

(c)

Summary Information. The information set forth in the Circular under the caption ““Information Concerning Turquoise Hill – Selected Historical Financial Information” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Meeting and Voting – Solicitation of Proxies”

“The Arrangement – Expenses of the Arrangement”

(b) Employees and Corporate Assets. The information set forth in the Circular under the following captions is incorporated herein by reference:

“Information Concerning the Meeting and Voting – Solicitation of Proxies”

“The Arrangement – Expenses of the Arrangement”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The entirety of the Circular, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)	Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022

(a)(2)(ii)	Form of Proxy Card

(a)(2)(iii)	Voting Instruction Form

(a)(2)(iv)	Letter of Transmittal

(a)(2)(v)	Notice of Special Meeting of Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(2)(vi)	Letter to Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(5)(i)	Press release of Turquoise Hill Resources Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 6, 2022)

(a)(5)(ii)	Press release of Rio Tinto plc dated September 6, 2022 (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(a)(5)(iii)	Other Shareholder Materials

(c)(i)	Formal Valuation and Fairness Opinion of TD Securities Inc. (incorporated herein by reference to Appendix C to the Circular)

(c)(ii)	Fairness Opinions of BMO Nesbitt Burns Inc. (incorporated herein by reference to Appendix D to the Circular)

(c)(iii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on June 27, 2022

(c)(iv)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 11, 2022

(c)(v)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 14, 2022

(c)(vi)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 7, 2022

(c)(vii)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 8, 2022

(c)(viii)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 25, 2022

(c)(ix)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 30, 2022

(c)(x)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 31, 2022

(c)(xi)	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on September 5, 2022

(c)(xii)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on June 27, 2022

(c)(xiii)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on July 6, 2022

(c)(xiv)	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on August 31, 2022

(d)(i)	Arrangement Agreement dated September 5, 2022, among Turquoise Hill Resources, Rio Tinto International Holdings Limited and Rio Tinto plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(ii)	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall, on the other hand (incorporated herein by reference to Exhibit E to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(i)	Third Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(ii)	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 6, 2022 (incorporated herein by reference to Exhibit D to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(iii)	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on August 31, 2022)

(e)(iv)	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on May 19, 2022)

(e)(v)	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on January 25, 2022)

(e)(vi)	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated April 9, 2021 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on April 9, 2021)

(f)(i)	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)	Section 193 of the Yukon Business Corporation Act – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix G to the Circular)

107	Filing Fee Table

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steven Thibeault
Name: Steven Thibeault
Title: Interim Chief Executive Officer

Date: September 29, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Date: September 29, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

Date: September 29, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7999674 CANADA INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: September 29, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

46117 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: September 29, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

535630 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: September 29, 2022

SCHEDULE A

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
Steve Thibeault Canada 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Interim Chief Executive Officer	March 2021	Present
	Canada Steamship Lines (CSL) Group	747 Square Victoria Montréal, QC, H2Y 3Y9	Chief Financial Officer	April 2017	April 2020

Luke Colton United States 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Chief Financial Officer	October 2017	Present
	Richards Bay Minerals	The Farm RBM, PO Box 401, Richards Bay 3900, South Africa	Chief Financial Officer	May 2013	October 2017

Jo-Anne Dudley Australia 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Chief Operating Officer	June 2019	Present
	Rio Tinto Ltd.	155, Charlotte St., Brisbane, QLD, Australia, 4000	Senior Manager Resources & Strategic Mine Planning	January 2014	May 2019

Dustin Isaacs Canada 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Chief Legal Officer and Corporate Secretary	December 2020	Present
	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Vice President, General Counsel and Corporate Secretary	April 2017	November 2020

Roy McDowall Canada 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Vice President Investor Relations and Communications	December 2021	Present
	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Head of Investor Relations & Corporate Communications	May 2019	December 2021

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
	Afrique Gold.	Rue des Jardins, Imm. Zino - Deux-plateaux - Vallon Cocody II, Abidjan, Cote d’Ivoire	Vice President Business Development	May 2018	May 2019
	BioAmber Inc.	4310-1250 René-Lévesque Blvd. W., Montréal, QC, Canada, H3B 4W8	Vice President Investor Relation & Business Developments	April 2017	May 2018

George R. Burns Canada and United States 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director	January 2020	Present
	Eldorado Gold Corporation	550 Burrard Street, Suite 1188, Vancouver, BC, Canada, V6C 2B5	President and Chief Executive Officer	April 2017	Present

Caroline Donally Great Britain 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director	May 2022	Present
	Sprott Asset Management Inc.	320 Post Road, Suite 230, Darien, CT, 06820	Managing Partner	October 2020	Present
	Highland Copper Company Inc.	1111 St-Charles West East Tower, Suite 1155 Longueuil, QC, Canada, J4K 5G4	Director	December 2021	Present
	Denham Capital Management	700 Louisiana St, Houston, TX, 77002	Managing Partner	May 2011	June 2020

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
R. Peter Gillin Canada 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director, Chair of the Board	May 2012	Present
	Wheaton Precious Metals Corp.	1021 West Hastings Street, Suite 3500, Vancouver, BC Canada, V6E 0C3	Director	October 2004	Present
	Dundee Precious Metals Inc.	150 King Street West, Suite 902, Toronto, ON, Canada, M5H 1J9	Director	December 2009	Present
	Premium Income Corporation	121 King Street West, Suite 2600, Standard Life Centre, Toronto, ON, Canada, M5H 3T9	Director and Independent Review Committee	January 2021	Present
	S Split Corp.	121 King Street West, Suite 2600, Standard Life Centre, Toronto, ON, Canada, M5H 3T9	Director and Independent Review Committee	January 2021	Present
	World Financial Split Corp.	121 King Street West, Suite 2600, Standard Life Centre, Toronto, ON, Canada, M5H 3T9	Director and Independent Review Committee	January 2021	Present
	Dundee Precious Metals Inc.	150 King Street West, Suite 902, Toronto, ON, Canada, M5H 1J9	Deputy Chair	2022	Present
	Sherritt International Inc.	Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 4220, Toronto, ON, Canada, M5H 4E3	Director	January 2010	June 2019
	TD Mutual Funds Corporate Class Ltd.	66 Wellington Street West, TD Bank Tower, Toronto-Dominion Centre, Toronto, ON, Canada, M5K 1G8	Director	July 2010	July 2019

Alfred P. Grigg Australia 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director	September 2020	Present
	Rio Tinto Ltd.	155 Charlotte Street Brisbane, QLD, 4000, Australia	Acting General Manager, Energy & Joint Ventures, Aluminium	May 2021	Present
	Rio Tinto Ltd.	155 Charlotte Street Brisbane, QLD, 4000, Australia	Chief Counsel, Pacific, Aluminium & Strategic Partnerships	March 2021	Present
	Rio Tinto Ltd.	155 Charlotte Street Brisbane, QLD, 4000, Australia	Chief Counsel Aluminium	October 2013	March 2021

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
Stephen Jones Australia 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Rio Tinto Ltd.	152-158 St Georges Terrace, Perth WA 6000, Australia	Managing Director, Planning, Integration & Assets, Iron Ore	January 2021	Present
	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director	December 2017	Present
	Rio Tinto Ltd.	155 Charlotte Street Brisbane, QLD, 4000, Australia	Technical Director – Copper and Diamonds	July 2019	December 2020
	Rio Tinto Ltd.	155 Charlotte Street Brisbane, QLD, 4000, Australia	Head of Technical Review	January 2018	June 2019
	Oyu Tolgoi LLC	Monnis Tower, Chinggis Avenue 15, Sukhbaatar District - 14240, Ulaanbaatar, Mongolia	Chief Operating Officer	May 2017	December 2017

Russel C. Robertson Canada 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director	June 2012	Present
	Bausch & Lomb	520 Applewood Crescent, Vaughan, ON, Canada, L4K 4B4	Director	May 2022	Present
	Hydro One Inc.	483 Bay Street, South Tower, Toronto, ON, Canada, M5G 2P5	Director	August 2018	Present
	Bausch Health Companies Inc	2150 St. Elzéar Blvd. West Laval, QC, Canada, H7L 4A8	Director	June 2016	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
Maryse Saint-Laurent Canada 1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Turquoise Hill Resources Ltd.	1 Place Ville Marie, Suite 3680, Montréal, QC, Canada, H3B 3P2	Director	January 2017	Present
	North American Construction Group	27287 100 Avenue, Acheson, AB, Canada T7X 6H8	Director	August 2019	Present
	ATB Financial	10020 100 St NW, Suite 2100, Edmonton, AB, Canada, T5J 0N3	Director	June 2022	Present
	Pretivm Resources Inc.	1055 Dunsmuir Street, Suite 2300, Vancouver, BC, Canada, V7X 1L4	Director	May 2021	March 2022
	Alberta Securities Commission	250 5th St SW, Suite 600, Calgary, AB, Canada, T2P 0R4	Director	July 2016	March 2022
	Guyana Goldfields Inc.	375 University Avenue Suite 802, Toronto, ON, Canada, M5G 2J5	Director	March 2019	August 2020

SCHEDULE B

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
Dominic Barton BMM Canada 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chairman	May 2022	Present

			Director	April 2022	May 2022

	LeapFrog Investments	11 Bressenden Place London SW1E 5BY United Kington	Non-Executive Chairman	April 2022	Present

	Government of Canada	19 Dongzhimenwai Dajie, Chaoyang District Beijing 100600, China	Ambassador to the People’s Republic of China	September 2019	December 2021

	Singtel Group	31 Exeter Road, Comcentre, Singapore	Non-Executive Director	March 2019	November 2019

	Investor AB	Arsenalsg 8c S-103 32 Stockholm, Sweden	Non-Executive Director	2019	November 2019

	Teck Resources Limited	500 Burrard Street British Columbia V6C 0B3 Canada	Chair	2018	2019

Jakob Stausholm Denmark 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Executive	2021	Present

			Executive Director and Chief Financial Officer	2018	2021

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

	A.P. Moller – Maersk	Esplanaden 50 DK-1098 Copenhagen Denmark	Chief Finance, Strategy & Transformation Officer	2016	2018

Peter Cunningham United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Financial Officer	June 2021	Present

			Interim Chief Financial Officer	January 2021	June 2021

			Group Controller	March 2014	December 2020

Megan Clark AC Australia Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Company Director	2014	Present

	CSL Limited	45 Poplar Road, Parkville. Victoria 3052 Australia	Director	2016	Present

Simon Henry United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Director	2017	Present

	Lloyds Banking Group plc	25 Gresham Street London EC2V 7HN United Kingdom	Director	June 2014	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

	Harbour Energy plc	23 Lower Belgrave Street London SW1W 0NR United Kingdom	Director	March 2021	Present

	PetroChina Company Limited	5901, 59/F, Central Plaza,18 Harbour Road, Wanchai, Hong Kong	Director	June 2017	June 2022

	Royal Dutch Shell plc	Shell Centre. London SE1 7NA United Kingdom	Chief Financial Officer	2009	2017

Sam Laidlaw United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Director	February 2017	Present

	Neptune Energy Group Holdings Ltd.	Nova North 11 Bressenden Place London, SW1E 5BY United Kingdom	Chairman	June 2015	Present

	HSBC Holdings plc	8 Canada Square London E14 5HQ United Kingdom	Director	January 2008	2017

Ben Wyatt Australia Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Director	September 2021	Present

	Woodside Petroleum Ltd	Mia Yellagonga, 11 Mount Street, Perth WA 6000 Australia	Director	June 2021	Present

	Western Australian Parliament	Parliament House, 4 Harvest Terrace, West Perth WA 6005, Australia	Treasurer	2017	2021

			Member of Legislative Assembly	2006	2021

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

Simon McKeon AO Australia Level 43, 120 Collins Street Melbourne VIC 3000 Australia	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Director	2019	Present

	National Australia Bank Limited	395 Bourke Street Melbourne, Victoria 3000, Australia	Director	2020	Present

Jennifer Nason United States/Australia 383 Madison Ave, New York, NY 10017	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Director	March 2020	Present

	JP Morgan	383 Madison Ave, New York, NY 10017	Global Chairman, Investment Banking	N/A	Present

Ngaire Woods CBE United Kingdom 6 St. James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Director	September 2020	Present

Bold Baatar Mongolia 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Executive, Copper	February 2021	Present

			Chief Executive, Energy and Minerals	December 2016	February 2021

Alf Barrios Spain / United States #20-01 Marina Bay Financial Centre Tower 3, 12 Marina Blvd., 1892, Singapore	Rio Tinto plc	#20-01 Marina Bay Financial Centre Tower 3, 12 Marina Blvd., 1892, Singapore	Chief Commercial Officer	April 2021	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To

			Chief Executive Aluminium	June 2014	Present

Mark Davies Australia 155 Charlotte Street Brisbane QLD 4000 Australia	Rio Tinto plc		Chief Technical Officer	October 2020	Present

			Vice President, Global Procurement	January 2018	Present

			Head of Commercial Excellence, Singapore Country Head, Managing Director Marine	July 2016	January 2018

Isabelle Deschamps Canada 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Legal Officer & External Affairs	November 2021	Present

	AkzoNobel Group	AkzoNobel Center Christian Neefestraat 2 1077 WW Amsterdam The Netherlands.	General Counsel and Board Member	September 2018	October 2021

	Unilever	Weena 455, PO Box 760, Rotterdam 3000 DK, Netherlands	EVP General Counsel, Global Foods & Refreshment and General Counsel Europe	January 2018	August 2018

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
		100 Victoria Embankment, London EC4Y 0DY United Kingdom	General Counsel, Categories	September 2012	August 2018

Sinead Kaufman Ireland/Australia 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Executive, Minerals	March 2021	Present

			Managing Director, Operations, at Copper & Diamonds.	May 2018	March 2021

			Managing Director, Coal, Salt & Uranium	August 2016	May 2018

James Martin United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief People Officer	April 2021	Present

	Egon Zehnder	Nova South, 160 Victoria Street London	Partner	2006	April 2021

Kellie Parker Australia 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Executive, Australia	March 2021	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
			Managing Director, Pacific Operations, Aluminium	September 2018	March 2021

	Pilbara Assets and Development	Pilbara Minerals Limited Level 2, 146 Colin Street West Perth WA 6005	Managing Director	September 2014	September 2018

Arnaud Soirat France 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Operating Officer	February 2021	Present

			Chief Executive, Copper & Diamonds (C&D) product group	July 2016	February 2021

Simon Trott Australia 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Executive, Iron Ore	March 2021	Present

			Chief Commercial Officer	January 2018	March 2021

Ivan Vella Australia 400-1190 Avenue des Canadiens-de-Montréal, Montréal, Québec H3B 0E3, Canada	Rio Tinto plc	6 St James’s Square London SW1Y 4AD United Kingdom	Chief Executive, Aluminium	March 2021	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
			Chief Executive (interim) Iron Ore	September 2020	March 2021

			Vice President & Member of Management Committee	2016	April 2020

Matthew Cox United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto International Holdings Limited	6 St James’s Square London SW1Y 4AD United Kingdom	Director	January 2021	Present

Steven Allen United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto International Holdings Limited	6 St James’s Square London SW1Y 4AD United Kingdom	Director	October 2017	Present

John Kiddle United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto International Holdings Limited	6 St James’s Square London SW1Y 4AD United Kingdom	Director	April 2019	Present

Rio Tinto Secretariat Limited United Kingdom 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto International Holdings Limited	6 St James’s Square London SW1Y 4AD United Kingdom	Secretary	May 2017	Present

Name/Citizenship/ Business Address	Company	Address	Position Held	From	To
Robert Morgan Canada 400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	7999674 Canada Inc	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Director and President	March 2020	Present

	46117 Yukon Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Director and President	March 2020	Present

	535630 Yukon Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Director and President	March 2020	Present

Julie Parent Canada 400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	7999674 Canada Inc	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Director	October 2011	Present
			Secretary	January 2012	Present

	46117 Yukon Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Secretary	January 2012	Present

	535630 Yukon Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Director	March 2014	Present
			Secretary	December 2013	Present